EXHIBIT 99.1

Osisko Provides Update on the Stornoway Renard Mine

MONTRÉAL, Sept. 14, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that, following a thorough review of operations and the establishment of a detailed restart plan, the Renard diamond mine, operated by Stornoway Diamonds Canada Inc. (“Stornoway”), will be restarting operations in September 2020.

The detailed plan approved by the Board of Directors of Stornoway and its shareholders includes cost reductions of over $30M over the next 16 months of operations, with a projected impact of significantly reducing the all-in cost of production. Further to this cost reduction plan, the current shareholders of Stornoway have committed to reinvest up to $30M (up to $7.5M for Osisko) in a senior secured working capital facility. This additional commitment will provide the required financial flexibility for Stornoway to continue operating in a challenging diamond market. No initial drawdown is expected on the facility at this time as Stornoway currently has $10M in cash as well as approximately 332,000 unsold carats in inventory which it expects to sell later in 2020.

The diamond market continues to be challenging, however, structural impediments to diamond sales are easing and increased demand has improved observed pricing for specific goods.

Sean Roosen, Chair and Chief Executive Officer of Osisko, commenting on the announcement, “The Stornoway team has shown an ability to operate the Renard mine efficiently and the near-term cost reductions will further help improve profitability. We feel there is significant value in the Renard mine given the scarcity of diamond mines globally and the approximately $1 billion of well-built infrastructure.  We look forward to our partners at Stornoway putting Renard back into production.”

Osisko holds a 9.6% diamond stream on the Renard mine and also became a 35.1% shareholder following the creditors’ bid transaction which closed in November 2019. As part of the new commitment, the shareholders and streamers have agreed to continue deferring payments on their respective instruments until April 2022. Payments can be made prior to this date if the financial situation of Stornoway allows it.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current market conditions and expected future developments, the successful implementation of the cost reduction plan and the impact thereof on the production costs, that the additional financial commitment will provide the required financial flexibility for Stornoway to continue its operations and that no initial drawdown will be required at this time, that the Renard mine will be profitable, and that shareholders and streamers will continue to defer payments under their respective instruments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, uncertainties relating to the diamond markets, the ability of Stornoway to proceed with sales of diamonds in Europe on terms satisfactory to it, that all conditions for the successful implementation of the cost reduction plan will be met and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.